OppFi Inc. 130 East Randolph Street, Suite 3400 Chicago, IL 60601 www.oppfi.com Pamela Johnson pjohnson@oppfi.com T309.208.4933

July 15, 2022

Via Edgar

Division of Corporation Finance

Office of Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: William Schroeder and Michael Volley

Re:	OppFi Inc.

Form 10-K filed March 11, 2022

Form 10-Q filed May 6, 2022

File No. 001-39550

Ladies and Gentlemen:

OppFi Inc., a Delaware corporation (the “Company”), sets forth below the Company’s responses to the letter, dated June 28, 2022, containing the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2021, filed with the Commission on March 11, 2022 (the “Form 10-K”), and the Company’s Form 10-Q for the quarter ended March 31, 2022, filed with the Commission on May 6, 2022 (the “Form 10-Q”).

In order to facilitate the Staff’s review of the Company’s responses, we have restated in italics each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter.

Form 10-K Filed March 11, 2022

1.	Please revise future filings to include a corporate structure chart that clearly illustrates ownership by percentage and share type including voting and economic rights.

Response: The Company acknowledges the Staff’s comment and will revise the applicable disclosure in future filings to include a corporate structure chart that clearly illustrates ownership by percentage and share type including voting and economic rights.

Division of Corporation Finance

July 15, 2022

2.

As disclosed in note (a) to the table on page 82, we note that the “Other addback and onetime expense” adjustment includes $10.6 million in “other one-time expenses.” Please tell us and revise future filings to provide detail of all significant expense items included in this adjustment and to the extent necessary fully explain why the adjustments are relevant and the resulting adjusted measure provides useful information to investors.

Response: The Company acknowledges the Staff’s comment. Other addbacks and one-time expenses of $10.6 million reported in the Form 10-K for the fiscal year ended December 31, 2021 is comprised of $5.2 million of legal, accounting and other costs related to the Company’s business combination, $3.0 million of one-time severance- expense recognized in the fiscal year ended December 31, 2021, and $1.8 million of salary expense and recruiting fees related to employees hired specifically to support the Company’s business combination. The amount also includes $0.6 million of expenses related to board and management fees that, after further review, will not be included as a one-time expense in future filings. The $5.2 million of legal, accounting and other costs related to the Company’s business combination is distinguished from the $6.6 million in one-time expenses related to the Company’s business combination described earlier in the footnote because the $6.6 million in one-time expenses represents public company readiness costs, whereas the $5.2 million in one-time expenses represents expenses specific to the business combination itself.

These adjustments were included in the Company’s calculation of Adjusted EBITDA to provide investors with a comparative view of expenses that the Company expects to incur on an ongoing basis. The Company will revise the applicable disclosure in future filings to incorporate this information.

3.

Please tell us and revise future filings to disclose the usefulness and purpose of presenting Adjusted Basic and Diluted Earnings Per Share and explain why you back out the earnout shares in your calculations. Refer to Item 10(e)(1)(i)(C) & (D) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment.

The Company believes that presenting Adjusted Basic and Diluted Earnings Per Share is useful to investors and others because, due to the Company’s Up-C structure, Basic and Diluted Earnings Per Share calculated on a GAAP basis excludes approximately 96.7 million of the Company’s approximately 110 million outstanding shares of common stock, which shares are Class V voting stock (25.5 million of which are earnout shares). Shares of the Company’s Class V voting stock may be exchanged, together with units of the Company’s subsidiary Opportunity Financial, LLC, into shares of the Company’s Class A common stock. The Company believes that presenting Adjusted Basic and Diluted Earnings Per Share is useful to investors and others because it presents the Company’s Adjusted Net Income on a per share basis based on the shares of Company common stock that would be issued but for, and can be issued as a result of, the Company’s Up-C structure,

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July 15, 2022

excluding the forfeitable earnout shares from the Company’s business combination. The Company backs out from the calculation of Adjusted Basic and Diluted Earnings Per Share the earnout shares issued in the Company’s business combination because such earnout shares are subject to potential forfeiture pending the achievement (if any) of certain earnout targets pursuant to the terms of the Company’s business combination and the Company believes that, until such shares are forfeited or no longer subject to forfeiture, it is useful to investors and others to provide per share earnings information based only on those shares that are not subject to forfeiture.

The Company will revise the applicable disclosure in future filings to incorporate this information.

Form 10-Q Filed May 6, 2022

4.

Please tell us and revise future filings to more clearly identify for each period presented the underlying income or expense components that are attributable to OppFi Inc. or the noncontrolling interest such that an investor clearly understands the trends and variability of net income attributable to OppFi Inc. common stockholders. We note the significant difference in net income (loss) attributable to each interest for the quarter ended March 31, 2022.

Response: The Company acknowledges the Staff’s comment.

As a result of the Company’s Up-C structure, the underlying income or expense components that are attributable to OppFi Inc. are generally expense items related to OppFi Inc.’s status as a public company and the income or expense for the change in fair value of warrant liabilities related to the Company’s warrants, as well as the Company’s approximate percentage interest in the non-controlling interest.

The underlying income or expense components that are attributable to OppFi Inc. for the quarter ended March 31, 2022 are gain on change in fair value of warrant liabilities of approximately $2,404,000, partially offset by tax expense of approximately $560,000, payroll and stock compensation expense of approximately $268,000, general and administrative expense of approximately $192,000 and board fees of approximately $118,000, for total income attributable to OppFi Inc. of approximately $1,260,000, partially offset by OppFi Inc.’s percentage interest in the loss attributable to non-controlling interest of approximately $184,000, for net income attributable to OppFi Inc. of approximately $1,076,000.

Division of Corporation Finance

July 15, 2022

The underlying income or expense components that are attributable to the non-controlling interest for the quarter ended March 31, 2022 are the non-controlling interest’s approximately 88% interest in the items noted on the Company’s consolidated statement of operations.

The trends and variability of net income attributable to OppFi Inc. common stockholders versus non-controlling interest will generally reflect the expense items related to OppFi Inc.’s status as a public company and the income or expense for the change in fair value of warrant liabilities related to the Company’s warrants, which the Company believes generally do not reflect trends and variability in the Company’s underlying business.

The Company notes that prior to the consummation of the business combination on July 20, 2021, there was no income attributable to OppFi Inc. as OppFi-LLC was the only reportable entity. Accordingly, there is no comparable prior period reference for non-controlling interests for the first and second quarters of 2022. The Company will include such prior period comparisons beginning with the third quarter of 2022.

The Company will revise the applicable disclosure in future filings to incorporate this information.

* * * *

The Company appreciates the Staff’s attention to the review of the Form 10-K and Form 10-Q. Please do not hesitate to contact me at (309) 208-4933 or pjohnson@oppfi.com if you have any questions regarding this letter, the Form 10-K or Form 10-Q.

Very truly yours,

/s/ Pamela Johnson

Pamela Johnson
Chief Financial Officer

cc:	Joshua M. Samek, Esq.

DLA Piper LLP (US)